March 10, 2016

Ilan Daskal
1498 Saskatchewan Drive
Sunnyvale, CA 94087
Dear Ilan,
We are pleased to confirm our offer of employment for the position of Executive Vice President, Chief Financial Officer designee, with a scheduled start date of no later than April 4, 2016. As discussed, you will report directly to Ahmad Chatila, President & CEO of SunEdison, Inc. (“SunEdison” or the “Company”), and your principal location of employment shall be located in Belmont, CA. You and SunEdison agree that the descriptor “designee” shall be removed from your title no later than July 31, 2016; provided, however, that such descriptor may not be removed from your title without your express written consent prior to July 31, 2016. In addition to your typical duties as Executive Vice President, Chief Financial Officer designee, you may be assigned other duties as needed and these may change from time to time with reasonable notice, based on the needs of SunEdison and your skills. Notwithstanding the foregoing, it is acknowledged and agreed that you may engage in civic and not-for-profit activities, and serve on the boards of directors of non-competitive companies with the consent of SunEdison consistent with the SunEdison Code of Conduct, Board Memberships. Consent is hereby granted for your service as a member of the board of directors of Ixia, Inc. Please note that the offer contained in this letter will be effective for three (3) business days.
REMUNERATION
Your annual base salary compensation will be USD $500,000.00, payable bi-weekly in accordance with our standard payroll practices and subject to all appropriate withholdings.

PERFORMANCE REVIEW
Your performance will generally be reviewed annually. Based on the results of each review, you will be eligible for a salary adjustment in 2017 (based on 2016 performance). However, SunEdison also reserves the right to change your compensation from time to time upon reasonable notice.
BONUS PROGRAM
You will be eligible to participate in an annual variable incentive plan (i.e., VIP). The target amount for your position is 85% of your base salary with a maximum of 170%. For fiscal year 2016 only, you will receive a guaranteed payout of 80% of the target incentive amount. Payments under the plan are dependent upon a combination of the Company’s financial performance and your personal performance. Payments under the plan may also be subject to approval by the SunEdison Board of Directors. Except with respect to fiscal year 2016, the Company reserves the right to change, alter, modify or delete any provisions of the VIP at any time, with or without prior notice.

SIGN-ON BONUS
The Company agrees to pay you a sign-on bonus of $350,000 in accordance with our standard payroll practices and subject to all appropriate withholdings (the “Sign-On Bonus”). This will be paid on a normal payroll cycle within fourteen (14) days of your start date. The Sign-On Bonus, gross of all taxes withheld by the Company, is subject to repayment in its entirety if your employment with SunEdison is terminated by the Company with Cause (as defined below) or by you without Good Reason (as defined below) prior to January 1, 2017, and is subject to repayment, net of all taxes withheld by the Company, if such termination by the Company with Cause (as defined below) or by you without Good Reason (as defined below) occurs on or after January 1, 2017 and prior to the one year anniversary of your start date.
STOCK OPTIONS
As soon as practicable after your start date, you will be granted stock options to acquire shares of SunEdison Inc. common stock. You will receive a total of 250,000 Non-Qualified Stock Options priced at the fair market value as of the date of grant. These options will vest in accordance with the following vesting schedule: 1st anniversary of your grant date - 25%, 2nd anniversary - 25%, 3rd anniversary - 25% and 4th anniversary - 25%. Fidelity will be contacting you shortly after your start date.
RESTRICTED STOCK UNITS
As soon as practicable after your start date, you will receive a sign-on offer of 400,000 SunEdison Restricted Stock Units (“RSUs”) pursuant to the applicable Restricted Stock Unit Award Agreement. These RSUs will vest in accordance with the following schedule: 1st anniversary of your grant date - 25%, 2nd anniversary - 25%, 3rd anniversary - 25% and 4th anniversary - 25%.

Subject to the approval of the Terraform Power Inc. (“Terraform”) Board of Directors, you will be eligible to receive a sign-on offer of 100,000 Terraform RSUs. These RSUs will vest in accordance with the following schedule: 50% on the third anniversary of the grant date and 50% on the fourth anniversary of the grant date.

Subject to the approval of the Terraform Global Inc. (“Global”) Board of Directors, you will be eligible to receive a sign-on offer of 100,000 Global RSUs. These RSUs will vest in accordance with the following schedule: 50% on the third anniversary of the grant date and 50% on the fourth anniversary of the grant date.

Your entitlement to any stock options and RSUs that may be approved is, of course, subject to the terms of any stock option and/or RSU agreement between you and the Company or Terraform or Global, as applicable, as well as the terms of the Equity Incentive Plan under which the options and /or RSUs will be granted, as is treatment of stock options or RSUs upon termination of employment. For clarification, sign-on stock options and sign-on RSUs referenced above will be subject to the terms of the certain SunEdison, Inc. 2015 Long-Term Incentive Plan, the Terraform Power, Inc. 2014 Second Amended and Restated Long Term Incentive Plan, or the Terraform Global, Inc. 2014 Long Term Incentive Plan pursuant to which particular grant is made, as effective as of the date the grant is made (i.e., not subject to any future amendments to that/those equity incentive plan(s).
Notwithstanding the terms of any document to the contrary, in the event of a Change in Control (as defined in the SunEdison, Inc. 2015 Long-Term Incentive Plan) in which any equity compensation award granted to you by the Company or its subsidiaries are not assumed or substituted by a successor corporation, such equity compensation award shall accelerate such that the award shall become one hundred percent (100%) vested in full as of immediately prior to the effective date of the Change in Control. In addition, if your employment with SunEdison is terminated without Cause or if you resign for Good Reason in connection with or within two (2) months before or eighteen (18) months following the consummation of a Change in Control, then any equity compensation award issued to you by SunEdison or its subsidiaries shall accelerate such that the award shall become one hundred percent (100%) vested in full as of immediately prior to the effective date of your termination of employment.
BENEFITS PROGRAM
Once you begin your employment with us, you will be entitled to participate, on the same terms and conditions as other full-time SunEdison employees, in benefits that may be authorized, revised, changed and adopted from time to time by the Company. Your eligibility to participate in any of the Company benefits is subject to the terms and conditions of those respective plans. SunEdison agrees that it shall indemnify you and provide you with Directors & Officers and Fiduciary liability insurance coverage to the same extent that it indemnifies and/or provides such insurance coverage to the members of SunEdison’s Board of Directors and other most senior executive officers (such indemnification protection and insurance coverage, the “Indemnification Protections”). SunEdison agrees to pay or reimburse you for reasonable legal fees, up to $12,500, incurred in connection with this letter (the “Legal Fees”).

SEVERANCE
In the event the Company should terminate your employment without Cause, or you terminate your employment for Good Reason, you will be granted a lump sum of seventy eight (78) weeks of severance at your then current base salary and one (1) year's annual target performance cash bonus at termination (the “Severance”), in exchange for signing the Company's standard form of separation agreement and general release (the “Severance Agreement”), a form of which is attached as Exhibit A.
PAID TIME OFF (PTO) AND HOLIDAYS
PTO is made up of sick leave and vacation combined, and you will be eligible for 24 days of PTO per year. There are typically 26 pay periods in a calendar year. Additionally, you will be eligible for ten (10) paid Holidays in accordance with our Company policy.
CODE OF CONDUCT
As an employee, you are required to conform to the policies and procedures of SunEdison, to meet our expectations of high ethical and professional demeanor and to understand your obligations to carry out your responsibilities in accordance with the Company’s Code of Business Conduct and other rules of conduct.

EMPLOYMENT AT WILL
Employment at our Company is a voluntary, “employment-at-will” relationship, as this letter does not constitute a guarantee that your employment will continue for any specified period of time or end only under certain conditions. Nothing in this letter constitutes an expressed or implied contract of employment or warranty of any benefits.

This offer is contingent upon: (1) successful completion of routine reference and background checks; (2) completion of an employment application; (3) signing of SunEdison’s standard confidentiality agreement; (4) successful completion of a medical laboratory screening for illegal drug use and substance abuse with a test result of negative prior to your start date; (5) your submission of documents sufficient for the Company to verify that you have the right to work in the United States.

We do not want you to, and we hereby instruct you not to, bring any confidential or proprietary material of any former employer or to violate any other obligations you may have to any former employer.

On your first day of employment, please bring documents proving your identity and your right to work in the U.S. Documents. Documents commonly used to prove identity include current state issued driver’s licenses or state issued ID cards. A valid U.S. Passport can be used to prove both identity and right to work. A customary document used to prove the right to work in the United States is a social security card. Please bring your Social Security Card with you on your first day of work.

DEFINITIONS

As used in this offer letter, the following capitalized terms shall be defined as follows:

Cause shall mean (i) failure by you to make a good faith effort to substantially perform your duties hereunder, (ii) dishonesty, gross negligence in the performance of your duties, or engaging in willful misconduct, in each case, that is materially injurious to the Company; (iii) breach of any material provision of this offer letter agreement or of any other written agreement with the Company or material violation of any written Company policy provided to you (via email, as published on Company intranet or internet, in writing or through training) which is applicable to you or (iv) indictment of a crime that constitutes a felony or other crime of moral turpitude or fraud. Notwithstanding the foregoing, a failure, insubordination or breach described in items (i) or (ii) above shall not constitute Cause unless the Company shall have first given you written notice describing the failure, insubordination or breach, and at least ten (10) business days to cure.

Good Reason shall mean a termination by you of your employment with the Company following the occurrence, without your consent, of any of the following: (i) a material reduction in your authority, duties or responsibilities; (ii) your failure to retain the title of "CFO designee" (prior to the date that the descriptor "designee" is removed from your title) or "CFO" (following the date that the descriptor "designee" is removed from your title) of the Company and its parent entity, if any; (iii) a reduction in excess of 10% of the base salary or target bonus compensation described above; (iv) any other material breach by the Company of this offer letter agreement; or (v) relocation of your current principal work location to more than 35 miles from your then current principle work location, provided that (a) within sixty (60) days following the occurrence of any of the events set forth herein, you shall have delivered written notice to the Company of your intention to terminate your employment for Good Reason, which notice specifies in reasonable detail the circumstances claimed to give rise to your right to terminate your employment for Good Reason, and the Company shall not have cured such circumstances to your reasonable satisfaction within thirty (30) days after receipt of such notice and (b) you deliver a notice of termination to the Company within thirty (30) days following the Company’s failure to cure such circumstances within the time period specified above.

CONGRATULATIONS!

We believe that SunEdison provides every employee with challenges and opportunities to grow professionally in a fast-paced environment that encourages both individual and team contribution. We are confident your employment with us will prove mutually beneficial, and are delighted to have you join the team!

By clicking “Accept” and typing your name in the field where indicated, you confirm your acceptance of this offer of employment and agree to abide by the terms and conditions of the attached Employee

Confidentiality & Arbitration Agreement, and acknowledge that you are not bound by any agreements, contracts or commitments which would, in any way, limit your performance and contributions in the position we are offering. The terms set forth in this letter shall not be changed, altered, modified or amended, except by a written agreement that (i) explicitly states the intent of the parties hereto to supplement the terms herein and (ii) is signed by the parties hereto.

Very truly yours,

Ahmad Chatila
President & CEO

Agreed and accepted:

Ilan Daskal	Date

EMPLOYEE CONFIDENTIALITY & ARBITRATION AGREEMENT

I understand that the success of SunEdison, Inc. depends to a substantial extent upon the protection of its Confidential Information by all of its employees. Therefore, in consideration of the compensation and other benefits of my employment and continued employment by SunEdison, Inc. or one of its subsidiaries or Affiliates, as well as SunEdison’s promise to provide me with Confidential Information (as defined below) and specialized training that I will receive in
SunEdison’s business, I agree with SunEdison as follows.

DEFINITIONS

As used herein, “SunEdison" includes SunEdison, Inc. and any of its subsidiaries or Affiliates that employ me.

The term "Affiliate” means any corporation, partnership, joint venture or other business organization in which SunEdison, Inc. now or hereafter, directly or indirectly, owns or controls at least a twenty percent (20%) equity interest, and any corporation, partnership, joint venture or other business organization which is affiliated with SunEdison, Inc. by way of, now or hereafter, directly or indirectly, an equity interest of at least twenty percent (20%).

As used herein, "Confidential Information" means all technical and business information of SunEdison, whether patentable or not, which is of a confidential, trade secret and/or proprietary character and which is either developed by me (alone or with others) or to which I have had access during my employment. Confidential Information shall also include confidential evaluations of, and the confidential use or non-use by SunEdison of, technical or business information in the public domain.

BEST EFFORTS

During my SunEdison employment, I shall devote my working time and best efforts to the service of SunEdison and shall comply with the policies and procedures of SunEdison, including those relating to security and employee conduct, and I shall not engage in any other business or technical activity (or the planning of such business or technical activity), competitive with or in conflict with the business interests of SunEdison.

CONFIDENTIAL INFORMATION

I shall use my best efforts and diligence both during and after my SunEdison employment to protect the confidential, trade secret and/or proprietary character of all Confidential Information. I shall not, directly or indirectly, use (for myself or another) or disclose any Confidential Information, for so long as it shall remain proprietary or protectable as confidential or trade secret information, except as may be necessary for the performance of my SunEdison duties.

I agree that I will maintain at my workstation or other places under my control only such Confidential Information that I have a current need to know for legitimate SunEdison business purposes and that I will return to the appropriate person or location or otherwise properly dispose of all Confidential Information once my need to know no longer exists. I agree that I will not make copies of information unless I have a legitimate need for such copies in connection with my work at SunEdison.

I shall deliver promptly to SunEdison, at the termination of my employment, or at any other time at SunEdison's request, without retaining any copies, all documents and other material in my possession relating, directly or indirectly, to any Confidential Information.

I recognize that SunEdison has received and in the future will receive from third parties confidential or proprietary information subject to a duty on SunEdison’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. I agree that each of my obligations pertaining to Confidential Information shall also apply to the confidential, trade secret and proprietary information learned or acquired by me during my employment from such third parties.

I understand and agree that I shall not disclose to SunEdison, or use for its benefit, any of the confidential, trade secret or proprietary information of others, including any of my former employers.

NON-SOLICITATION OF EMPLOYEES

During my employment by SunEdison, and for a period of one (1) year thereafter, I shall not, directly or indirectly, solicit, induce or attempt to solicit or induce an employee of SunEdison to leave SunEdison or accept employment or affiliation with another firm or company.

NON-SOLICITATION OF CUSTOMERS

During my employment by SunEdison, and for a period of two (2) years thereafter, I shall not, directly or indirectly, take any action to discourage or divert any customers from doing business with SunEdison, or otherwise interfere with SunEdison’s continuing relationships with its customers. For purposes of this Section, “customer” means any person or entity that purchased goods or services from SunEdison at any time during the last five (5) years of my employment or that was actively considered as a potential customer by SunEdison at any time during the last three (3) years of my employment.

IDEAS, INVENTIONS OR DISCOVERIES

I shall promptly disclose to SunEdison all ideas, inventions or discoveries, whether or not patentable, which I may conceive or make, alone or with others, during my employment, whether or not during working hours, and which directly or indirectly

(a)	relate to matters within the scope of my duties or field of responsibility during my employment by SunEdison; or

(b)	are based on my knowledge of the actual business or the actual or anticipated research and development of SunEdison; or

(c)	are aided by the use of time, materials, facilities or information of SunEdison.

I hereby assign to SunEdison, or its nominee, without further compensation, all of my right, title, and interest in all such ideas, inventions or discoveries in all countries of the world.

Without further compensation but at SunEdison's expense, I shall give all testimony and execute all patent applications, rights of priority, assignments and other documents and in general do all lawful things requested of me by SunEdison to enable SunEdison to obtain, maintain, and enforce protection of such ideas, inventions, and discoveries for and in the name of SunEdison, or its nominee, in all countries of the world. However, should I render any of these services following termination of my employment, I shall be compensated at a rate per hour equal to the basic salary I received from SunEdison at the time of termination and shall be reimbursed for reasonable out-of-pocket expenses incurred in rendering the services.

I recognize and agree that the ideas, inventions or discoveries of the type described above conceived or made by me, alone or with others, within one (1) year after the termination of my employment are likely to have been conceived in significant part while employed by SunEdison. Accordingly, I agree that all such ideas, inventions or discoveries shall be presumed to have been conceived during my SunEdison employment unless and until I have established the contrary by clear and convincing evidence. I understand that my obligations contained herein will survive the termination of my employment and that I will continue to make all disclosures required of me by this section.

RELIEF

The parties hereby agree (a) that each and every restriction contained herein is reasonable with respect to subject matter, time, geographical area, and otherwise, and is necessary in order to protect SunEdison’s legitimate business interests, and (b) that in the event of a breach or violation of any provision hereof by me, SunEdison may have no adequate remedy at law and will suffer irreparable loss and damage thereby. As a result, SunEdison shall have the right to receive, and I hereby consent to the issuance of, temporary, preliminary and permanent injunctions enjoining me from any violation of said covenants. I further agree that no bond or other security shall be required of SunEdison in obtaining such equitable relief.

ARBITRATION

To the maximum extent permitted by law, SunEdison, Inc. (“SunEdison”) and I agree that, except as noted below, any controversy, claim or dispute arising out of or related to my employment or the termination thereof (“claims”) shall be arbitrated in accordance with the following procedure. Any and all claims shall be submitted to final and binding arbitration before the American Arbitration Association (“AAA”) in the city where the AAA has an office that is closest to the SunEdison office that employs me. Either party may initiate arbitration proceedings by filing a demand for arbitration with the AAA in the city where the AAA has an office that is closest to the SunEdison office that employs me. The arbitrator shall be selected in accordance with the AAA’s selection procedures. Such arbitration shall be in accordance with the AAA’s then current version of the National Rules for the Resolution of Employment Disputes.

AUTHORITY OF THE ARBITRATOR

The arbitrator shall have the authority to grant any relief authorized by law. The arbitrator shall have exclusive authority to resolve all claims covered by this Confidentiality and Arbitration Agreement, and any dispute relating to its interpretation, applicability, enforceability or formation, including, but not limited to, any claim that all or any part is void or voidable. Any issues involving the arbitrability of a dispute shall be governed by the Federal Arbitration Act, 9 U.S.C. § 1 et seq.

FEES AND COSTS

SunEdison will pay all arbitration fees, deposits and administrative costs assessed by the AAA; except that I shall be required to pay administrative fees to the AAA not to exceed the amount of the then-current filing fee for a civil action filed in the court of general jurisdiction in the state where I was last employed by SunEdison. The arbitrator shall have power to award attorneys’ fees, expert witness fees and costs according to statute, or according to a separate written agreement between the parties, or the National Rules for the Resolution of Employment Disputes of the AAA, but shall have no other power to award attorneys’ fees, costs or expert witness fees.

COVERED CLAIMS

The claims covered by the above include, but are not limited to, claims for wrongful termination, unpaid wages or compensation, breach of contract, unjust, wrongful, or tortious discharge (including any claim of fraud, negligence, whistle blowing, or intentional infliction of emotional distress), defamation, violation of public policy, claims for harassment or discrimination (including, but not limited to, race, sex, religion, national origin, age, marital status, medical condition, disability, or sexual orientation), claims for benefits (except where an employee benefit or pension plan specifies a procedure for resolving claims different from this one), claims for physical or mental harm or distress, or any other employment-related claims under any federal, state or other governmental law, statute, regulation or ordinance, including, but not limited to, any claim of violations arising under the Civil Rights Act of 1964, as amended, 42 U.S.C. §§ 2000e, et seq., 42 U.S.C. § 1981, the Age Discrimination in Employment Act, 29 U.S.C. §§ 621, et seq., the Americans with Disabilities Act, 42 U.S.C. §§ 12101, et seq., the Fair Labor Standards Act of 1938, as amended, 29 U.S.C. §§ 201, et seq., the Rehabilitation Act of 1973, as amended, 29 U.S.C. §§ 701, et seq., the Employee Retirement Income Security Act ("ERISA"), 29 U.S.C. §§ 1001, et seq., the Worker Adjustment and Retraining Notification Act ("WARN"), 29 U.S.C. §§ 2101, et seq., the Older Worker Benefit Protection Act ("OWBPA") 29 U.S.C. §§ 621, et seq., the Family and Medical Leave Act of 1993, as amended (“FMLA”), 29 U.S.C. §2601 et seq., and any other statutes or laws relating to an employee’s relationship with the employer. However, claims for workers’ compensation benefits and unemployment compensation benefits are not included, and such claims may be presented to the appropriate court or government agency.

Notwithstanding these provisions, nothing in this Confidentiality and Arbitration Agreement prevents me from filing a charge with the Equal Employment Opportunity Commission (the “EEOC”) or participating in any investigation or proceeding conducted by the EEOC. Moreover, nothing in this Confidentiality and Arbitration agreement prevents SunEdison from filing a judicial action, pursuant to the “RELIEF” section above, to seek temporary, preliminary and permanent injunctions enjoining me from any violation of the covenants undertaken by me herein.

ARBITRATION DECISION AND AWARD

The arbitrator shall issue a written arbitration decision stating the arbitrator’s essential findings and conclusions upon which any award is based. A party’s right for review of the decision is limited to grounds provided under applicable law.

The parties agree that the arbitration shall be final and binding and any arbitration award shall be enforceable in any court having jurisdiction to enforce this Confidentiality and Arbitration Agreement.

BY AGREEING TO THIS BINDING ARBITRATION PROVISION, BOTH SunEdison AND I GIVE UP ALL RIGHTS TO TRIAL BY JURY, EXCEPT AS EXPRESSLY PROVIDED HEREIN.

MISCELLANEOUS

This Confidentiality and Arbitration Agreement shall be construed under the laws of the State of Missouri, exclusive of its choice of law principles, and shall be binding upon and enforceable against my heirs and legal representatives and the assignees of any idea, invention or discovery conceived or made by me.

I understand this Confidentiality and Arbitration Agreement represents the complete agreement and understanding between the parties. To the extent this Confidentiality and Arbitration Agreement is legally enforceable, it shall supersede all previous agreements covering this subject matter between me and SunEdison, but shall not relieve me or SunEdison from any obligations incurred under any such previous agreement while in force.

If any provision of this Confidentiality and Arbitration Agreement is held invalid in any respect, it shall not affect the validity of any other provision. If any provision is held to be unreasonable as to time, scope or otherwise, it shall be construed by limiting and reducing it so as to be enforceable under then applicable law.

If I am transferred from the SunEdison entity that was my employer at the time I signed this Confidentiality and Arbitration Agreement to the employment of another SunEdison entity (including SunEdison, Inc. or a subsidiary or Affiliate thereof) and I have not entered into a superseding agreement with my new employer covering the subject matter of this Confidentiality and Arbitration Agreement, then this shall continue in effect and my new employer shall be termed "SunEdison" for all purposes hereunder and shall have the right to enforce this Confidentiality and Arbitration Agreement as my employer. In the event of any subsequent transfer, my new employer shall succeed to all rights under this Confidentiality and Arbitration Agreement so long as such subsequent employer shall be an SunEdison entity and so long as this has not been superseded.

EMPLOYMENT AT-WILL

Nothing in this Confidentiality and Arbitration Agreement alters the at-will nature of my employment relationship with SunEdison. My employment with SunEdison can be terminated with or without cause and with or without notice at any time, at my option or SunEdison’s option.

I understand this Confidentiality and Arbitration Agreement may only be modified by a written amendment, identified as such and signed both by me and a duly authorized officer of SunEdison.

This Agreement is signed as of the March 6, 2016.

SunEdison, Inc.
By:
Ahmad Chatila
President and Chief Executive Officer

Ilan Daskal
Date:
(Mr. Daskal’s Signature)

EXHIBIT A
SEPARATION AGREEMENT
AND GENERAL RELEASE

This Separation Agreement and General Release ("Agreement") is made and entered into by and between Mr. Ilan Daskal on one hand, and SunEdison, Inc. (“the Company”), on the other. In consideration of the following promises, the parties agree as follows:

1.    Termination of Employment and Severance Period.

(a) Mr. Daskal’s employment with the Company terminated effective as of ________________ (the "Termination Date"). As of the Termination Date, Mr. Daskal will or did cease to be employed by the Company. Except as provided herein, Mr. Daskal is entitled to receive no other wages, payments, or benefits of any kind after his Termination Date.

(b) Mr. Daskal agrees that between [a 78 week period beginning he day after the Termination Date and ending 78 weeks later] (the “Severance Period”), he will, without further compensation other than as set forth in this Agreement, be available periodically to assist the Company as reasonably requested at mutually agreeable time(s) and places(s) regarding activities pertaining to his prior responsibilities with the Company and do such other things as are reasonably requested by the Company to provide for an orderly transition of his employment responsibilities. In addition, through the Severance Period, with reasonable advanced notice, Mr. Daskal agrees to assist the Company, and if necessary to testify through interviews, depositions or at trial, with respect to matters related to periods during which he was employed by the Company. The Company will reimburse Mr. Daskal for reasonable and necessary out-of-pocket business expenses incurred by him in connection with the services provided under this Paragraph 1(b), including (i) business travel expenses when travel is required and pre-approved by the Company and (ii) other items agreed to by the Company. This covenant from Mr. Daskal is a material part of this Agreement, and without this covenant, the Company would not enter into this Agreement. The obligations of Mr. Daskal to provide assistance under this Paragraph 1(b) shall terminate in the event of Mr. Daskal's death or incapacity.

2.	Acknowledgements.

(a)    Mr. Daskal affirms that he has reported all hours worked as of the date he signs this Agreement (the “Date of Agreement”) and has received all compensation, wages, bonuses, commissions and benefits to which he is entitled. Before the Termination Date, Mr. Daskal was a participant in the SunEdison [most recent completed year] Annual Variable Incentive Plan (“VIP”)

[and received his bonus payout for each]. Both parties agree and acknowledge that Mr. Daskal is not eligible for any VIP bonus for [current, uncompleted year] that may be paid in [next year], except as set forth in Section 3 below, as consideration for this Agreement.

(b)    Both parties agree and acknowledge that Mr. Daskal is not entitled to any payments, earned or unearned, accrued or unaccrued, under any employment agreement or other agreement with the Company to which Mr. Daskal is a party, including the Offer Letter and Employee Confidentiality and Arbitration Agreement signed between Mr. Daskal and the Company on or about March 6, 2016 (together, the “Employment Agreement”). Mr. Daskal acknowledges and agrees that all accrued and unused paid time off (PTO) has been paid.

(c)     Both parties agree and acknowledge that pursuant to certain equity incentive plans, the Company, Terraform Power Inc. (Terraform) and Terraform Global, Inc. (Global) have granted Mr. Daskal options to purchase shares of common stock and restricted stock units (“RSUs”) of the Company. Any equity granted to Mr. Daskal that not vested as of the Termination Date shall be forfeited, except as indicated by terms of any employment offer letter or agreement and any stock option and/or RSU agreement between you and the Company or Terraform or Global. Treatment of any such stock options or RSUs are, similarly, subject to the terms of those agreements and those plans.

Any stock options granted to Mr. Daskal that are vested as of the Termination Date shall remain exercisable for 90 days after the Termination Date in accordance with the terms of such awards.  Any RSUs granted to Mr. Daskal that are vested as of the Termination Date shall remain Mr. Daskal’s property (subject to payment of any then unpaid withholding taxes) in accordance with the terms of such agreements, and subject to all other terms of the applicable agreements. Mr. Daskal understands and agrees that he has no right or entitlement to any other shares, options or units pursuant to any other agreement with the Company.

(d)    Mr. Daskal affirms that he has been granted any leaves to which he was entitled under the Family and Medical Leave Act, or any other leave or disability accommodation laws.

(e)    Mr. Daskal affirms that he has no known workplace injuries or occupational diseases.

(f)    Mr. Daskal affirms that he has not divulged any proprietary or confidential information, and will continue to maintain the confidentiality of such information pursuant to his Employment Agreement.

(g)    Mr. Daskal further affirms that he has not been or is not being retaliated against for reporting any allegations of wrongdoing by the Company or its officers, including any allegations of corporate fraud.

3.Severance Consideration. In connection with Mr. Daskal’s termination of employment, the Company and Mr. Daskal have agreed to settle all matters relating to Mr. Daskal’s employment relationship with the Company and the termination of such relationship. In exchange for Mr. Daskal’s promises and obligations herein, the parties agree as follows:

(a)    Severance Period Pay. Mr. Daskal will continue on SunEdison’s normal salaried payroll during the Severance Period, receiving his regular compensation during that time, which will all be subject to all withholding and deductions currently applicable to compensation received by an employee of SunEdison, but without any 401(k) contributions being deducted. During the Severance Period, Mr. Daskal will not continue to receive or accrue any additional PTO or vacation time; and

(c)     Bonus Payment. Mr. Daskal shall receive a termination bonus equal to one year's annual target performance cash bonus, which will be paid on the next payroll cycle after the Effective Date of this agreement.

The payments and benefits provided herein are made in lieu of any and all payments or benefits that might otherwise be available to Mr. Daskal arising out of his employment with SunEdison, excluding any rights to indemnification that Mr. Daksal may have under the Company’s organizational documents, by contract, under applicable law or pursuant to any D&O insurance policy and Mr. Daskal’s non-forfeitable rights to his accrued benefits (within the meaning of Sections 203 and 204 of ERISA), if any, under the SunEdison Pension Plan and the SunEdison Retirement Savings Plan, as such plans may be hereafter amended, and Mr. Daskal’s right, if any, to continued COBRA coverage. Mr. Daskal acknowledges and agrees that the payments and benefits provided herein are in full settlement of his employment relationship, Employment Agreement, and termination from employment with the Company.

4.    Mr. Daskal’s Agreement Not to File Suit. In consideration of the payments and benefits set out in Paragraph 3 above, Mr. Daskal agrees for himself and on behalf of, as applicable, his heirs, beneficiaries, executors, administrators, successors, assigns, and anyone claiming through or under any of the foregoing (collectively “Releasors”), that he will not file or otherwise submit any, claim, complaint or action to any court, or any other forum, (nor will he permit any person, group of persons, or organization to take such action on his behalf except as otherwise provided by law) against the Company, nor file or otherwise submit any such claim, complaint or action against any subsidiary, affiliate or parent company of the Company, or against any officer, agent, employee, successor or assign of the Company (or of any such subsidiary, affiliate or parent company of the

Company) (collectively “Releasees”), arising out of any action or non-action on the part of the Company or on the part of any such above-referenced entity or any director, officer, agent or employee of the Company or of any such entity for any act or event that occurred on or prior to the Date of Agreement. Said claims, complaints and actions include, but are not limited to (a) any breach of an actual or implied contract of employment between Mr. Daskal and the Company, (b) any claim of unjust, wrongful, or tortious discharge (including any claim of fraud, negligence, whistle blowing, or intentional infliction of emotional distress), (c) any claim of defamation or other common-law action, (d) any claim of violations arising under the Civil Rights Act of 1964, as amended, 42 U.S.C. §§ 2000e, et seq., 42 U.S.C. § 1981, the Age Discrimination in Employment Act, 29 U.S.C. §§ 621, et seq., the Americans with Disabilities Act, 42 U.S.C. §§ 12101, et seq., the Fair Labor Standards Act of 1938, as amended, 29 U.S.C. §§ 201, et seq., the Rehabilitation Act of 1973, as amended, 29 U.S.C. §§ 701, et seq., the Employee Retirement Income Security Act ("ERISA"), 29 U.S.C. §§ 1001, et seq., the Worker Adjustment and Retraining Notification Act ("WARN"), 29 U.S.C. §§ 2101, et seq., the Older Worker Benefit Protection Act ("OWBPA") 29 U.S.C. §§ 621, et seq., and (e) all other claims arising under any other law, regulation or ordinance in the USA. Notwithstanding the foregoing, nothing in this Agreement prevents Mr. Daskal from filing a charge with the Equal Employment Opportunity Commission (the “EEOC”) or participating in any investigation or proceeding conducted by the EEOC; however, Mr. Daskal understands and agrees that he is waiving any right to receive any monetary relief or other personal relief as a result of such EEOC proceeding or any subsequent legal action brought by him, the EEOC, or any other party.

5.    Mr. Daskal’s Release of Claims. In consideration of the payments and benefits set out in Paragraph 3 above, Mr. Daskal agrees for himself and all Releasors, to release and forever discharge the Company and all Releasees from any and all matters, claims, demands, damages, causes of action, debts, liabilities, controversies, judgments and suits of every kind and nature whatsoever, foreseen, unforeseen, known or unknown, including claims, complaints and actions described in Paragraph 4, which have arisen or could arise between Mr. Daskal and/or Releasors, on the one hand, and the Company and/or Releasees, on the other hand, from matters which occurred on or prior to the Date of Agreement, which matters include, but are not limited to, Mr. Daskal’s employment with the Company and his termination of employment from the Company. Mr. Daskal agrees that he has not assigned to any third party any matter, claim, demand, damage, debt, cause of action, liability, controversy, judgment, and suit released or waived hereunder. Furthermore, Mr. Daskal will not accept any proceeds from any suit, claim or action, which any third party may bring on his behalf.

6.    Unsuspected Claims. Mr. Daskal agrees to waive any provision of state or federal law which explicitly or implicitly would prevent the application of the Agreement to claims which

Mr. Daskal does not know or suspect to exist in his favor at the time executing the Agreement which, if known by him, would have materially affected his decision to execute the Agreement.

7.    Obligations under Employment Agreement. Mr. Daskal agrees that he has continuing obligations to the Company pursuant to the Employment Agreement and this Agreement. Any violation of those obligations by Mr. Daskal constitutes a material breach of this Agreement and subjects Mr. Daskal to forfeiture of all benefits and payments pursuant to this Agreement. the Company expressly reserve the right to pursue all other legal and equitable remedies available to the Company by virtue of any breach of the Employment Agreement or any promise made in this Agreement, including Paragraph 11 below.

8.    No Admission of Wrongdoing. The parties agree that nothing in this Agreement is an admission of any wrongdoing by any party.

9.    Non-Disparagement. Mr. Daskal represents that he will not, in any way, disparage SunEdison or any subsidiary, affiliate or parent of SunEdison, or any officer, agent, employee, customer, successor assign of any of them, or make or solicit any comments, statements or the like to the media or to others that may be considered to be derogatory or detrimental to the good name or business reputation of any of the aforementioned persons or entities. SunEdison represents that it will take reasonable efforts to ensure that the SunEdison Board of Directors and executive officers do not disparage Mr. Daskal, or make or solicit any comments, statements or the like to the media or to others that may be considered to be derogatory or detrimental to Mr. Daskal.

10.    Return of the Company Property. Mr. Daskal agrees to return to the Company all property in his possession that belongs to the Company.

11.     CONFIDENTIALITY OF AGREEMENT. MR. DASKAL AGREES TO KEEP THE TERMS OF THIS AGREEMENT CONFIDENTIAL EXCEPT AS HE MIGHT BE LAWFULLY COMPELLED TO GIVE TESTIMONY BY A COURT OF COMPETENT JURISDICTION OR AS HE MAY BE REQUIRED BY LAW, REGULATION, GOVERNMENTAL AUTHORITY OR SIMILAR BODY TO DISCLOSE. THIS MEANS THAT EXCEPT AS STATED ABOVE, HE WILL NOT, AT ANY TIME, TALK ABOUT, WRITE ABOUT OR OTHERWISE PUBLICIZE THIS AGREEMENT, OR ITS NEGOTIATION, EXECUTION OR IMPLEMENTATION, EXCEPT (A) WITH AN ATTORNEY WHO MAY BE ADVISING HIM IN CONNECTION WITH THIS AGREEMENT; (B) WITH A FINANCIAL CONSULTANT OR EXECUTIVE OUTPLACEMENT COUNSELOR; (C) WITH HIS SPOUSE; (D) WITH ANY TAXING AUTHORITIES; (E) AS NECESSARY TO ENFORCE THIS AGREEMENT; OR (F) WITH RESPECT TO THE FACTUAL INFORMATION CONTAINED IN PARAGRAPH 1 AND 2

HEREOF AND THE CONTINUING OBLIGATIONS OF MR. DASKAL UNDER THE EMPLOYMENT AGREEMENT, PROVIDED THAT SAID PERSONS TO WHOM DISCLOSURE IS PERMITTED PURSUANT TO (A), (B) AND (C) OF THIS PARAGRAPH 11 PROMISE TO KEEP THE INFORMATION THAT MAY BE REVEALED TO THEM CONFIDENTIAL AND NOT TO DISCLOSE IT TO OTHERS.

12.    Arbitration. Except for the enforcement of any rights to equitable relief, Mr. Daskal and the Company agree that any dispute, controversy or claim (between Mr. Daskal and the Company) arising out of, based upon or relating to this Agreement or its breach, whether denominated as torts or contract claims or as statutory or regulatory claims (including claims for discrimination or discharge based upon race, sex, age, religion, disability or other prohibited grounds), whether arising before, during or after termination of Mr. Daskal’s employment, and also including any dispute about whether any particular controversy is arbitrable under the terms of this Paragraph, shall be resolved by binding arbitration before one (1) arbitrator. Procedurally, but not substantively, the arbitration will be governed by the then current Rules for Resolution of Employment Disputes of the American Arbitration Association (i.e., only the procedural arbitration rules will be used in any such arbitration, but not the substantive arbitration rules). Any arbitration herein would be held in Santa Clara County, CA. SunEdison will pay all arbitration fees, deposits and administrative costs assessed by the AAA; except that Mr. Daskal shall be required to pay administrative fees to the AAA not to exceed the amount of the then-current filing fee for a civil action filed in the court of general jurisdiction in the state where Mr. Daskal was last employed by SunEdison. Judgment on an arbitration award rendered by the Arbitrator may be entered in any court having jurisdiction thereof. Subject to Paragraph 16 hereof, the Arbitrator shall have the authority to award costs of the Arbitration (including attorney’s fees) in a manner consistent with the controlling substantive law of the claim at issue. Similarly, subject to Paragraph 16 hereof, the Arbitrator shall have the authority to award damages (or other relief) consistent with the substantive law of the claim being asserted.

13.    KNOWING AND VOLUNTARY AGREEMENT. MR. DASKAL HEREBY REPRESENTS, DECLARES AND AGREES THAT HE VOLUNTARILY ACCEPTS THE PROVISIONS OF THIS AGREEMENT FOR THE PURPOSE OF MAKING A FULL AND FINAL COMPROMISE AND SETTLEMENT OF ALL MATTERS RELATING TO MR. DASKAL’S EMPLOYMENT RELATIONSHIP WITH THE COMPANY AND ITS TERMINATION. MR. DASKAL IS ADVISED TO CONSULT AN ATTORNEY. MR. DASKAL UNDERSTANDS THE EFFECT OF SIGNING THIS AGREEMENT.

14.    Entire Agreement. This Agreement, when signed, including the Employment Agreement referenced herein, contains the entire agreement between the parties and, except as specifically referenced herein, there are no other understandings or agreements, written or oral, between them on the subject except as expressly stated herein. This Agreement, except as specifically referenced herein, fully supersedes and amends any and all prior agreements or understandings, if any, between Mr. Daskal and the Company on any matter that is addressed in this Agreement. This Agreement cannot be amended or modified except by a written document signed by both an executive officer of the Company and Mr. Daskal. Separate copies of this document shall constitute original documents which may be signed separately, but which together will constitute one single agreement

15.    Governing Law, Invalidity of Provisions. This Agreement shall be construed and governed by the substantive laws of the State of Missouri (except its laws and decisions regarding conflicts of law, which shall be disregarded in their entirety). If any part or provision of this Agreement is determined to be invalid or unenforceable under applicable law, the validity or enforceability of the remaining provisions shall be unaffected. To the extent that any provision of this Agreement is adjudicated to be invalid or unenforceable because it is overbroad, that provision shall not be void, but rather shall be limited only to the extent required by applicable law and enforced as so limited.

16.    Consequences of Violation of this Agreement. If it is finally determined by a court or arbitrator that a party has violated any of its promises contained in this Agreement, then such party shall reimburse the other party for all reasonable costs incurred by the other party, including reasonable attorneys’ fees, in enforcing or defending its rights under this Agreement. If a court or arbitrator does not specifically find that a party has violated any of its promises contained in this Agreement, then such court or arbitrator may not award such costs or fees against such party.

17.    Severance Offer Expiration.    Mr. Daskal acknowledges that he received this Agreement on [date]. Mr. Daskal acknowledges that he has been given the opportunity to take twenty-one (21) days within which to consider this Agreement before making a decision to sign this Agreement. If Mr. Daskal does not sign this Agreement and return to Stephen Cerrone, Chief Human Resources Officer, the original Agreement signed by him, pursuant to the terms set forth herein, on or before 5:00 p.m. Central Standard Time on [date] the severance offer represented by this Agreement shall be deemed withdrawn and this Agreement shall be null and void, and of no further effect.

18.    Consideration Period, Revocation Period, and Effective Date.    This Agreement shall not be effective until seven (7) calendar days after the date Mr. Daskal signs and delivers this Agreement to SunEdison. During this seven-day period (the “Revocation Period”), Mr. Daskal may revoke this Agreement by giving written notice to Stephen Cerrone of SunEdison at 13736 Riverport Drive, Suite 1000, Maryland Heights, MO 63043 that Mr. Daskal has decided to revoke the Agreement (the “Revocation Notice”). If no such Revocation Notice is timely presented by Mr. Daskal, this Agreement shall be fully effective and binding upon the parties in accordance with its terms on the eighth (8th) calendar day after the date that Mr. Daskal signed and delivered this Agreement to SunEdison (“Effective Date”).

19.    Effect of Failure to Deliver Agreement or Revocation. If Mr. Daskal fails to deliver a properly signed original of the Agreement so that it is received by Stephen Cerrone by 5:00 p.m. Central Standard Time on the Severance Offer Expiration Date, or if Mr. Daskal revokes this Agreement during the Revocation Period, then this Agreement is void and of no effect, and Mr. Daskal will not be entitled to the benefits of this Agreement, including those set forth in Paragraph 3.

20.    Binding Agreement and Assignment. This Agreement shall be binding upon and inure to the benefit of Mr. Daskal and the Releases, and to the Company and the Releasors; further, this Agreement and the benefits provided hereunder are not assignable by Mr. Daskal without the Company’ express written consent.

21.    By signing this Agreement, Mr. Daskal acknowledges:

(a)    HE HAS READ THIS AGREEMENT COMPLETELY.

(b)	HE HAS HAD AN OPPORTUNITY TO CONSIDER THE TERMS OF THIS AGREEMENT.

(c)	HE HAS BEEN ADVISED TO CONSULT WITH AN ATTORNEY OF HIS CHOOSING PRIOR TO EXECUTING THIS AGREEMENT.

(d)	HE KNOWS THAT HE IS GIVING UP IMPORTANT LEGAL RIGHTS BY SIGNING THIS AGREEMENT.

(e)	HE UNDERSTANDS AND MEANS EVERYTHING THAT HE HAS SAID IN THIS AGREEMENT, AND HE AGREES TO ALL ITS TERMS.

(f)	HE IS NOT RELYING ON THE COMPANY OR ANY REPRESENTATIVE OF THE COMPANY TO EXPLAIN THIS AGREEMENT OR HIS RIGHTS TO HIM.

(g)
HE HAS HAD AN OPPORTUNITY TO CONSULT AN ATTORNEY AND OTHER ADVISORS TO EXPLAIN THIS AGREEMENT AND ITS CONSEQUENCES TO HIM BEFORE HE SIGNED IT, AND HE HAS AVAILED HIMSELF OF THIS OPPORTUNITY TO WHATEVER EXTENT HE DESIRED.

(h)	HE HAS SIGNED THIS AGREEMENT VOLUNTARILY AND ENTIRELY OF HIS OWN FREE WILL WITHOUT ANY PRESSURE FROM THE COMPANY OR ANY REPRESENTATIVE OF THE COMPANY

22.    Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original and together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned parties have signed this Agreement.

SunEdison, Inc.
By:
Stephen Cerrone
Chief Human Resources Officer

Ilan Daskal
Date:
(Mr. Daskal’s Signature)